Market Vectors ETF Trust

335 Madison Avenue, 19th Floor

New York, New York 10017

November 2, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim, Special Counsel, Office of Mergers & Acquisitions

Re:       Oil Service HOLDRS Trust; File No. 5-86410
Regional Bank HOLDRS Trust; File No. 5-86411
Biotech HOLDRS Trust; File No. 5-86409
Retail HOLDRS Trust; File No. 5-86412
Semiconductor HOLDRS Trust; File No. 5-84554
Pharmaceutical HOLDRS Trust; File No. 5-79676
Amendment No. 2 to Schedule TO filed on September 30, 2011
Schedule TO filed September 30, 2011 filed by Market Vectors ETF Trust (the “Trust”)

Ladies and Gentlemen:

On behalf of the Trust, we respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated October 31, 2011 from Ms. Peggy Kim to Adam M. Fox, Esq. of Dechert LLP, counsel to the Trust with respect to the six Schedule TOs filed by the Trust on September 30, 2011 for Oil Service HOLDRS Trust, Regional Bank HOLDRS Trust, Biotech HOLDRS Trust, Retail HOLDRS Trust, Semiconductor HOLDRS Trust and Pharmaceutical HOLDRS Trust. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

All terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedule TO.

Schedule TO

Comment 1.        We note that the offer to exchange documents and the offering prospectus are separate documents. Please confirm that you will disseminate both the offer to exchange documents and the offering prospectus to the holders of HOLDRS. In addition, please confirm that you will revise the offer to exchange documents to reflect any material revisions to the prospectus.

Response 1.

In response to the Staff’s comment, the Trust hereby advises that the offer to exchange documents and the prospectus will be disseminated together. In addition, the offer to exchange documents will be revised to reflect material revisions to the prospectus.

Comment 2.         Please advise us of your legal analysis in support of calculating the value of HOLDRS after the expiration of the offer. Refer to Item 1004(a)(1)(ii) of Regulation M-A.

Response 2.

Item 1004(a)(1)(ii) of Regulation M-A provides that the tender offer materials “must include the type and amount of consideration offered to security holders.” The Trust believes that the Offer complies with Item 1004(a)(1)(ii) of Regulation M-A in that the type and amount of consideration is clearly set forth in the tender offer materials.

The Offer is being made to all holders of HOLDRS (“HOLDRS Investors”) and provides for the exchange of each HOLDRS for one share of the ETF on the terms and conditions to be specified in an Offer to Exchange (the “Offer to Exchange”) and related documentation (together with the Offer to Exchange, the “Offering Materials”) that would be disseminated at the commencement of the Offer (the “Commencement Date”). Participation in the Offer will be entirely voluntary.

The Trust views the transaction as containing two distinct investment decisions by the HOLDRS Investors:

(1) The HOLDRS Investor is making an investment decision to authorize the reconstitution of their HOLDRS into a pool of securities beneficially owned by the HOLDRS Investor which tracks the same sector index that the ETF will follow; and

(2) The HOLDRS Investor is making a separate investment decision to exchange the reconstituted pool of securities for shares of the ETF by virtue of the Offer.

The Trust notes that, in theory, HOLDRS Investors could cancel their HOLDRS, obtain from the Trustee their underlying portfolio of securities, reconstitute their HOLDRS into a pool of securities which track the same sector index that the ETF will follow and then transfer that portfolio of securities to the ETF outside of the tender offer rules through an authorized participant. In effecting these transactions, the HOLDRS Investors would be required to pay cancellation fees to the trustee of the HOLDRS and brokerage fees to a broker in order to reconstitute the portfolio, while the HOLDRS Investors would not bear these fees pursuant to the Offer. Moreover, the Trust believes that including the steps regarding both investment decisions in the Offering Materials provides greater convenience to HOLDRS Investors in having all relevant information regarding the transaction set forth in one set of documents, the Offering Materials.

The Offering Materials make clear that the HOLDRS will be rebalanced into a “diversified portfolio” for tax purposes through a series of purchases and sales authorized by, and made on behalf of, the HOLDRS Investors (the “Rebalancing Transaction”). The Rebalancing Transaction permits HOLDRS Investors to participate in the Offer on tax-advantaged terms by reconstituting the securities underlying their HOLDRS into a “diversified portfolio” for tax purposes before exchanging the reconstituted portfolio of securities they beneficially own for shares of the ETF pursuant to the Offer. It is only upon completion of the Rebalancing Transaction that the exchange will occur. The Trust is prepared to clarify the Offering Materials to make clear that the two investment decisions are separate and independent.

The initial net asset value of the ETF will be at the same value as the reconstituted portfolio of securities resulting from the Rebalancing Transaction, and the exchange will occur effective as of 4:00

p.m., the close of regular trading on NYSE Arca, Inc. (“NYSE Arca”) on the day on which the Expiration Time occurs (the “Offer Expiration Date”). The value of the reconstituted portfolio of securities resulting from the Rebalancing Transaction is referred to herein as the “Rebalanced HOLDRS Securities Value.”

Analysis

The Offer has been structured to satisfy the requirement of Section 11(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), which states in relevant part that “[i]t shall be unlawful for any registered open-end company or any principal underwriter for such a company to make or cause to be made an offer to the holder of a security of such company or of any other open-end investment company to exchange his security for a security in the same or another such company on any basis other than the relative net asset values of the respective securities to be exchanged.” The Trust views this provision as requiring that the Rebalanced HOLDRS Securities Value be equal to the initial net asset value of ETF shares.

The Trust believes, by making the decision to participate in the Offer, HOLDRS Investors are making two investment decisions – (1) an investment decision to authorize the reconstitution of their HOLDRS into a pool of securities beneficially owned by the HOLDRS Investor which tracks the same sector index that the ETF will follow through the Rebalancing Transaction and (2) a separate investment decision to exchange the reconstituted pool of securities for an equal value of ETF shares. While the Trust has taken steps to seek to assure that the value of the reconstituted portfolio will be equal to the value of the securities underlying the HOLDRS at 4:00 p.m. on the Offer Expiration Date, the Trust is not guaranteeing that the Rebalanced HOLDRS Securities Value will be equal to the value of the HOLDRS or its underlying securities at any given time. The Trust believes that, because HOLDRS Investors will beneficially own the reconstituted portfolio giving effect to the Rebalancing Transaction, HOLDRS Investors are assuming the market risk until they exchange the reconstituted portfolio for shares of the ETF.

The Trust believes the type and amount of consideration is clearly set forth in the Offering Materials. The Offering Materials make clear that the HOLDRS will be reconstituted into a “diversified portfolio” for tax purposes through the Rebalancing Transaction, that the Rebalancing Transaction will occur prior to the exchange of securities into the ETF and that it is the reconstituted portfolio of securities that will then be exchanged by the HOLDRS Investors for shares of the ETF pursuant to the Offer, effective as of 4:00 p.m. on the Offer Expiration Date. The Offering Materials also make clear that, consistent with Section 11(a) under the 1940 Act, the Rebalanced HOLDRS Securities Value will be equal to the initial net asset value of ETF shares issued upon exchange of the reconstituted portfolio of securities. Therefore, the Trust believes that the Offering Materials are compliant with Item 1004(a)(1)(ii) of Regulation M-A.

While the final Rebalanced HOLDRS Securities Value will not be known at 11:00 a.m. on the Offer Expiration Date, the proposed methodology for calculating this value (the “proposed methodology”) will be specifically set forth in the Offering Materials and will be transparent to HOLDRS Investors. The Offering Materials will include an internet link to a site that will provide updated indicative Rebalanced HOLDRS Securities Values during the Offer as described below, by 6:00 p.m. on each trading day following commencement of the Offer until and including the business day before the Offer Expiration Date. The Offering Materials will also include a toll-free telephone number that HOLDRS Investors can call to contact the information agent for the Offer to obtain the same information that is posted on the internet site used for the publication of Rebalanced HOLDRS Securities Value information. The final Rebalanced HOLDRS Securities Value information will be promptly disseminated in a press release on the Offer Expiration Date, and that press release will be included in an amendment to the Schedule TO. The same information will be similarly disseminated to HOLDRS Investors via internet link and telephonically.

The proposed methodology is both straightforward and transparent and will be fully disclosed in the Offering Materials from and after the Commencement Date. In addition, the fact that recent pricing information regarding the securities underlying the HOLDRS and reconstituted securities giving effect to the Rebalancing Transaction will be available to HOLDRS Investors, without cost and on a daily basis, through the trading day immediately prior to the Offer Expiration Date will enable HOLDRS Investors to make timely and informed decisions about whether or not to participate in the Rebalancing Transaction at any time on or before Expiration Time.

The Trust also notes that the proposed methodology satisfies the relevant criteria for a formula-based pricing mechanism:

  The formula is deterministic in that the proposed methodology is specific and produces a non-ambiguous formula output;
  The data inputs to the formula are objective, visible and verifiable; and
  The formula is disclosed at the Commencement Date. Any change to the formula would be disclosed at least 10 business days prior to the expiration of the Offer.

The Trust believes that the proposed methodology is compliant with the Exchange Act and the rules thereunder, including Item 1004(a)(1)(ii) of Regulation M-A. The Trust further believes that the proposed methodology is consistent with the underlying regulatory policies and investor protection objectives of the Securities and Exchange Commission and does not have the potential to be unfair or coercive to HOLDRS Investors.

Additional analysis with respect to Section 14(e) of the Exchange Act and Rule 14e-1(b) thereunder is set forth in our response to comment 3 below, together with a summary of various past no-action letters relevant to the issues presented in this letter.

Comment 3.        We note that the value of the securities underlying the HOLDRS, which will be exchanged for shares of the ETF with an initial net asset value equal to Closing HOLDRS value, may increase or decrease between the expiration time of the offer and the close of trading on the date of expiration (that is, between 11 a. m. and 4:30 p.m.). Please advise us as to how you are complying with Rule 14e-1(b) regarding the increase or decrease in consideration.

Response 3.

The analysis contained in our response to comment 2 is incorporated herein by reference.

Rule 14e-1(b) under the Exchange Act

Rule 14e-1(b) under the Exchange Act provides that a tender or exchange offer must “remain open for at least ten business days after notice of an increase or decrease in the consideration offered is first published, sent or given to security holders.” The consideration proposed to be offered in the Offer for the reconstituted portfolio giving effect to the Rebalancing Transaction is fixed at one share of the applicable ETF. In the event that this consideration is changed, the Trust will provide ten business days’ prior notice to the HOLDRS Investors. The initial net asset value of the ETF is expected to be the same value of the Rebalanced HOLDRS Securities Value. The proposed methodology would be fully disclosed at the Commencement Date and, therefore, the Trust does not believe that the arithmetic calculation of the final Rebalanced HOLDRS Securities Value at the close of trading on NYSE Arca on the day the Expiration Date occurs constitutes a change in “the consideration offered” within the meaning of Rule 14e-1(b) under the Exchange Act. Accordingly, the Trust believes that the final Rebalanced HOLDRS Securities Value may be calculated on the Offer Expiration Date.

Section 14(e) of the Exchange Act

Section 14(e) of the Exchange Act prohibits any person from omitting to state any material fact necessary in order to make the statements made in connection with a tender offer, in light of the circumstances under which made, not misleading. As described and for the reasons set forth above with respect to Rule 14e-1(b), the Trust believes that the Offering Materials, which will describe the manner in which the Rebalanced HOLDRS Securities Value will be calculated and will include a full description of the consideration offered, will not constitute an omission of a material fact that would violate Section 14(e) of the Exchange Act.

As described in greater detail in our response to comment 2, timely internet publication and telephonic availability of regularly indicative Rebalanced HOLDRS Securities Value will be provided to HOLDRS Investors. Because of the process for timely internet publication and telephonic availability of regularly updated indicative Rebalanced HOLDRS Securities Value throughout the Offer period, HOLDRS Investors would be readily able at all times to ascertain an indicative Rebalanced HOLDRS Securities Value, and therefore an indicative initial net asset value of the ETF shares, that the holders could expect to receive in the Offer.

Prior No-Action Letters

The Staff has permitted formula pricing in the context of exchange offers for a considerable period of time, including in circumstances in which the pricing formula operated, and final pricing was disclosed, on the expiration date of the relevant offer. See, e.g., the Staff's no-action letters Lazard Frères & Co. (August 11, 1995), Epicor Software Corporation (May 13, 2004), TXU Corp. (September 13, 2004), McDonald's Corporation (September 27, 2006), Weyerhaeuser Company (February 23, 2007), Halliburton Company (March 23, 2007), Kraft Foods Inc. (July 1, 2008), Citizens Republic Bancorp, Inc. (August 21, 2009), Thermo Fisher Scientific (November 13, 2009), Towers Watson Co. (May 17, 2010) and Lloyds Banking Group plc (May 28, 2010).

The proposed methodology is consistent with the relief granted in Lazard and its progeny in most respects: (i) the value relationship between the securities involved (HOLDRS and ETF shares) is fixed and remains constant during the Offer; (ii) the value of the HOLDRS, the Rebalanced HOLDRS Securities Value and the initial net asset value of the ETF shares are all based on readily observable trading prices for securities listed on national securities exchanges; (iii) the Trust will issue a press release announcing the initial net asset value of the ETF shares following the close of regular trading on NYSE Arca on the Offer Expiration Date and will file an amendment to its Schedule TO setting forth the final Rebalanced HOLDRS Securities Value and including the press release as an exhibit; and (iv) HOLDRS Investors will be provided with a toll-free number for the information agent for the Offer and a freely-accessible website with trading information relevant to the Offer, enabling holders to predict the initial net asset value of the ETF shares, so they may determine whether participation in the Offer is economically beneficial for them.

The Trust believes that the only element of the proposed methodology which distinguishes this situation from those previously sanctioned by the Staff is that the Rebalanced HOLDRS Securities Value will not be determined and announced prior to the Expiration Time. However, the Staff has, in a number of instances, permitted exceptions to this formulation. In addition, this formulation is consistent with investments by investors into products such as mutual funds, which are priced on an end-of-trading-day basis. The Trust has determined that the proposed methodology represents a necessary accommodation of the interests of the HOLDRS Investors in having a price mechanism for the Offer that satisfies the requirement of Section 11 under the 1940 Act and takes into account the dual investment decisions being made by the HOLDRS Investors.

The Trust believes that the proposed methodology provides sufficient means for HOLDRS Investors to ascertain the value of the ETF shares they would receive in the Offer and does not believe the arithmetic calculation of the final Rebalanced HOLDRS Securities Value constitutes a change in “the consideration offered” within the meaning of Rule 14e-1(b) under the Exchange Act. The Trust further believes that the proposed methodology is consistent with the underlying regulatory policies and investor protection objectives of the Securities and Exchange Commission and does not have the potential to be unfair or coercive to HOLDRS Investors.

* * * * *

Consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

  each bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 649-8732. Thank you.

Best regards,

/s/ Adam M. Fox

cc: Joseph J. McBrien